FORM 18-K/A

Amendment No. 11
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

THE REPUBLIC OF ITALY

(Name of Registrant)

Date of end of last fiscal year: December 31, 2001

SECURITIES REGISTERED*
(As of close of the fiscal year)

Title of Issues	Amounts as to which registration is effective	Names of exchanges on which registered

N/A*	N/A	N/A

Name and address of Authorized Agent of the Registrant in the United States to
receive notices and communications from the Securities and Exchange Commission:

THE HONORABLE FERDINANDO SALLEO
Italian Ambassador to the United States
3000 Whitehaven Street, N.W.
Washington, D.C. 20008

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

RICHARD A. ELY, ESQ
JAMES P. HEALY, ESQ
Skadden, Arps, Slate, Meagher & Flom LLP
One Canada Square,
Canary Wharf
London E14 5DS
England

*	The Republic of Italy files Annual Reports on Form 18-K voluntarily in order for The Republic of Italy to incorporate such Annual Reports into its shelf registration statements.

SIGNATURE
EXHIBIT INDEX
Pricing Agreement
Form of the 4.375% Note due 2013
Form of the 5.375% Note due 2033
Names and Addresses of the Underwriters
Itemized List of Expenses
Opinion of Roberto Ulissi, Esq.

     This amendment to the annual report of the Republic of Italy (the “Republic”) on Form 18-K for the year end December 31, 2001 comprises:

     (a)  Pages numbered 1 to 4 consecutively.

     (b)  The following exhibits:

Exhibit 1-	Pricing Agreement, dated February 21, 2003, between the Republic and the Underwriters named therein, relating to the Republic’s $2,000,000,000 4.375% Global Notes due June 15, 2013 and the Republic’s $2,000,000,000 5.375% Global Notes due June 15, 2033;

Exhibit 2-	Form of 4.375% Note due 2013;

Exhibit 3-	Form of 5.375% Note due 2033;

Exhibit 4-	Names and addresses of the Underwriters of the Republic’s 4.375% Notes due 2013 and the Republic’s 5.375% Notes due 2033;

Exhibit 5-	Itemized list of estimated expenses incurred or borne by or for the account of the Republic in connection with the sales of the 4.375% Notes due 2013 and the 5.375% Notes due 2033; and

Exhibit 6-	Opinion, dated February 27, 2003, of Roberto Ulissi, Esq., Director General of the Ministry of Economy and Finance of the Republic of Italy relating to the Republic’s $2,000,000,000 4.375% Global Notes due June 15, 2013 and the Republic’s $2,000,000,000 5.375% Global Notes due June 15, 2033.

     This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURE

     Pursuant to the requirements of the United States Securities Exchange Act of 1934, the registrant Republic of Italy has duly caused this Amendment No. 11 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Rome, Italy on the 27th day of February 2003.

REPUBLIC OF ITALY

By:	/s/ Domenico Siniscalco

Name: Title:	Prof. Domenico Siniscalco Director General-Treasury Department Ministry of Economy and Finance

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EXHIBIT INDEX

Exhibit	Description	Page No.

1	Pricing Agreement, dated February 21, 2003, between the Republic and the Underwriters named therein, relating to the Republic’s $2,000,000,000 4.375% Global Notes due June 15, 2013 and the Republic’s $2,000,000,000 5.375% Global Notes due June 15, 2033

2	Form of 4.375% Note due 2013

3	Form of 5.375% Note due 2033

4	Names and addresses of the Underwriters of the Republic’s 4.375% Notes due 2013 and the Republic’s 5.375% Notes due 2033

5	Itemized list of estimated expenses incurred or borne by or for the account of the Republic in connection with the sales of the 4.375% Notes due 2013 and the 5.375% Notes due 2033

6	Opinion, dated February 27, 2003, of Roberto Ulissi, Esq., Director General of the Ministry of Economy and Finance of the Republic of Italy relating to the Republic’s $2,000,000,000 4.375% Global Notes due June 15, 2013 and the Republic’s $2,000,000,000 5.375% Global Notes due June 15, 2033

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